

Supplemental Presentation



May 22, 2017



Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Engaged Capital, LLC ("Engaged Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Engaged Capital, and are based on publicly available information with respect to Rent-A-Center, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Engaged Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Engaged Capital and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Engaged Capital shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Engaged Capital that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Engaged Capital believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Engaged Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Engaged Capital disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.



Contact Information

Investor Contact:

Saratoga Proxy Consulting, LLC

John Ferguson, 212-257-1311

jferguson@saratogaproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com

RCII's Incumbent Directors Admit to Massive Value Destruction

RCII Investor Presentation

Prior initiatives and impacts

Pricing / value proposition	• Rates, cash prices, and total payments uncompetitive • Overstocked with older used product • *EBITDA impact: ($85mm)[1]*
Shift towards "good" vs. better/best products	• Led to lower revenue-per-agreement • Liquidations • *EBITDA impact: ($70mm)[1]*
Increased mix of part-time labor	• Increased employee turnover • Decreased customer service • Increased skips and stolens • *EBITDA impact: ($35mm)[1]*
Push on quantity not quality	• Focus on deliveries at any cost • POS impacted ability to execute on account management processes • *EBITDA impact: ($65mm)[1]*

The Board's plan for $160 million of EBITDA improvement over three years has been preceded by $255 million of EBITDA lost under the incumbent Board's oversight

The Board's failed oversight has driven RCII's stock price to 15-year lows

Source: RCII Investor Presentation, April 10, 2017

3

Core U.S. Same Store Sales



Core U.S. EBITDA



Acceptance Now ("ANow") EBITDA



Earnings Per Share



Marginal sequential improvement is trivial in the context of the destruction of stockholder value over the last 1, 3, 5, and 10 year periods

Source: RCII SEC filings, investor relations website. EBITDA and EPS presented on non-GAAP basis

RCII Has Failed to Create Value for Stockholders Over Both a Short and Long-Term Basis

1 Year – Indexed[1]



3 Year – Indexed[1]



5 Year – Indexed[1]



10 Year – Indexed[1]



RCII   AAN   S&P 1500 Specialty Retail

Source: FactSet data as of 1/27/2017, the day before Engaged Capital 13D filing
1.   *Indexed to 0.*

Financial Risk is Increasing

- In Q1 2017, RCII breached certain debt covenants, requiring a waiver from its creditors that significantly limits its ability to borrow additional capital

- The Board was forced to reduce RCII's dividend by 67% at the beginning of 2016. At RCII's current leverage ratio, the likelihood of future dividend payments remains unclear



Net Debt / EBITDA[1]

	2013	2014	2015	2016	LTM
	2.6x	3.5x	3.0x	3.4x	4.0x

Balance sheet risk to RCII's turnaround strategy has increased

Source: Company SEC filings
Notes: 1. 2013 to 2016 net debt to EBITDA shown on LTM and non-GAAP basis. LTM as of Q1 2017

RCII's Recent Stockholder Communications are Misleading

RCII Investor Presentation[1]

Acceptance Now

1. ~$565k per location in annual revenue
2. 6-8x productivity vs. all competitors
3. Low capital investment
4. Provides incremental revenue for the retailer
5. Industry-leading approval rates
6. Serves both the banked and unbanked
7. Mid-teens operating margins
8. Only player offering staffed and unstaffed model

AcceptanceNOW

New stores require working capital investment and borrowing capacity is limited due to breached debt covenants

RCII had to announce measures to reduce elevated skips/stolens and address ANow product flooding the Core U.S. stores

Segment reporting does not represent true segment economics:

"We will, for internal purposes, be writing down the product to wholesale cost levels when it makes its way into the Core business." [2] *"That's only for internal purposes right now… At some point we may decide to change external disclosures around gross margin and the write-downs, but today it's just at the store level that they see that transfer price or adjustment to the cost of goods."*[2]

Only 96 ANow Direct locations remain from 545 in 2016…381 were closed in the most recent quarter:

"…not doing much business in those particular doors…It's not a big cost, but there wasn't much volume to support it either…what we wanted to do instead was kind of pull it back in and spend the appropriate time and investment developing a platform that will be more user friendly and can scale much faster and bigger than what that particular application does, or did…it's not a product that we want to scale. So we're going to bring it down and get it right and then launch it." [2]

Many of the points raised in the Board's most recent presentation to stockholders are contradictory

Sources:

1. *RCII presentation, May 17, 2017*
2. *Quotations of RCII management from Q1 2017 earnings call*

Criticisms of Engaged Capital's Plan Make No Sense

RCII Investor Presentation

Engaged Capital:
No Operating Plan, No View on Strategy

- × Engaged Capital has not demonstrated an understanding of Rent-A-Center's business, industry or the stockholder value potential
- × Engaged Capital's only proposal is to sell the Company, and yet it has not presented a single transaction for the Company to consider
- × Engaged Capital's rhetoric around a sale of the Company does not offer a view on operating strategy
- × Selling the Company today would deprive stockholders of the significant potential value creation that is achievable under the current strategic plan

Engaged Capital's May presentation shared detailed analysis of RCII's business and the potential for value creation

In addition, our slate of Board nominees includes one of the most experienced rent-to-own executives in the industry

Engaged Capital is NOT RCII's investment banker, but we are confident that if the Board would allow its advisors to talk with interested parties there would be numerous options to consider

How does the Board know this without running a strategic review? Is the Board clairvoyant?

The Board openly refuses to explore strategic alternatives, yet states that its turnaround plan is superior to a sale of the Company – This makes absolutely NO SENSE

Sources: RCII presentation, May 17, 2017

The Board's Story Has Changed From April to May

RCII Presentation April 2017	*"Rent-A-Center's Board **will continue to evaluate all opportunities to enhance stockholder value** and is committed to pursuing the right course of action for all stockholders."*

RCII Presentation May 2017	*"The Board rejects Engaged Capital's claim that now is the time for a process or a potential sale of the Company."* *"The Board believes the strategic plan has the potential to deliver substantially more value to stockholders than conducting a sales process at this time."*

The Board went from stating it would continue to evaluate <u>ALL</u> opportunities to enhance stockholder value in April…to categorically <u>REJECTING</u> the exploration of strategic alternatives only five weeks later!

What happened between April and May? Perhaps the phone started ringing?

Source: RCII April 10, 2017 and May 17, 2017 presentations
Note: Emphasis added

Engaged Capital Day One Governance Imperatives

Matter	Engaged Capital Plan
Strategy	**Form Subcommittee to Evaluate Strategic Alternatives** • Formulate and value an independent turnaround plan for the Company • Initiate a comprehensive analysis of <u>all</u> strategic alternatives with the Company's financial advisors, including but not limited to: a sale of the entire Company, refranchising the Core U.S. and/or Mexico, etc. • Compare valuation and risk of all strategic alternatives • Pursue the course of action with the highest risk-adjusted value for stockholders
Governance Structure	**Institute Best Corporate Governance Practices** • Separate Chairman/CEO roles • Remove the poison pill • Seek stockholder approval to declassify the Board at the 2018 Annual Meeting

Resources	**Fill Vacant Management Positions**
	• Fill several key positions left vacant after the exodus of talent under the prior management team and executive terminations, including:
	    • Chief Financial Officer
	    • Chief Human Resources Officer
	    • Chief Marketing Officer
	    • Chief Merchandise and Distribution Manager

Engaged Capital attempted to avoid a contested election, but no settlement proposed by the Board offered sufficient consideration to protect stockholder interests

Engaged Capital Day One Operational Imperatives

Segment	Engaged Capital Plan
Core U.S.	**RCII's Plan is Reactive and Not Novel** • RCII's "plan" to improve EBITDA by $160M is a mea culpa and request to recover from self-inflicted mistakes • RCII's "quick and decisive actions" have been completely reactive to Engaged Capital's involvement **Store Operations** • Explore variable pricing strategies that can stimulate incremental demand. While the Company's return to a 2x2 pricing matrix is an improvement from prior management, it is not the industry norm • Target product ownership levels consistent with a weekly pay customer (40% ownership target is not realistic) • Optimize compensation plans, reinstate corporate mystery shopper, encourage culture of entrepreneurship • Optimize store footprint based on expected improvement in productivity and profitability **Franchising** • Bring a proven franchising proponent and expert to the boardroom in Mitch Fadel • Include a large-scale refranchising plan as part of the strategic review
ANow	**Balance Growth and Return on Capital** • Reduce elevated levels of ANow customer approvals • Assess all retail partnerships and exit relationships with unattractive terms • Objectively assess competitiveness of ANow Direct solution **Relationship with Core U.S.** • Provide segment reporting that reflects true Core U.S. and ANow economics on an external basis • Test inventory management alternatives
Mexico	• Assess options to franchise or sell the Mexico stores immediately
Corporate	• Reduce corporate expense; we believe ~$100M of cash cost is a reasonable initial target (~$140M in 2016) • Additional opportunity to reduce corporate expense with potential refranchising

The value of the above operating plan would be compared to all other strategic alternatives on a risk-adjusted basis

Engaged Capital Recommended Two of its Largest Holdings Remain Public After a Strategic Alternatives Process

Medifast (NYSE: MED)

- **Agenda:** Growth below peer levels, family run, poor corporate governance
- Joined board in settlement that replaced / removed 8 of 12 incumbent directors
- <u>Concluded private strategic alternatives process in favor of long term plan</u>
- Heightened focus on core business, including new executive leadership
- Implemented regular dividend
- **Total Stockholder Return:** MED **38%**[1] vs. S&P 500 19%

Sunopta (NASDAQ: STKL)

- **Agenda:** Margins below peer levels, poor corporate governance
- Advised on strategic review process under NDA
- <u>Joined the board after strategic alternatives process concluded</u>
- Undertaking long term plan to improve operations
- Changed executive management
- Company positioned to significantly grow profitability in next two years
- **Total Stockholder Return:** STKL **34%**[2] vs. S&P 500 12%

Notes:
1. From day before Engaged nominees elected to the board to May 19, 2017.
2. From day before Engaged principal joined the board to May 19, 2017.

Nominee Jeffrey Brown Has an Exemplary Record of Value Creation

Medifast

Director (6/15 – Present)

- Joined as lead director of reconstituted board
- Strategic alternatives process did not culminate in a sale
- Brought in new executive leadership, returned the company to revenue growth, and improved capital allocation



Outerwall

Director (4/16 – 9/16)

- Joined board to represent stockholders as a new independent director while company was in the midst of a strategic and financial alternatives process
- Outerwall was acquired by a private equity firm at a 51% premium above its unaffected stock price



Nordion

Director (9/12 – 8/14)

- Strategic review process initiated after Mr. Brown joined the board resulted in an acquisition of the company



Source: Total stockholder return data per FactSet

Nominee Mitch Fadel Has an Exemplary Record of Value Creation

EZCORP

President, U.S. Pawn (9/15 – 11/16)

- Refocused and streamlined U.S. Pawn operations, majority of EZPW business
- Significantly improved loan growth, same store revenue growth, and profitability



Rent-A-Center

Pres./COO (7/00 – 8/15)

- President and COO since July 2000 and December 2002, respectively, to August 2015
- Director from December 2000 to November 2013
- President and CEO of RCII subsidiary Rent-A-Center Franchising International (formerly ColorTyme) from 1992 to 2000
- 32 year career in the rent-to-own industry



Rent-A-Center

Since Departure (8/15 – 1/17[1])

- RCII has inaccurately depicted Mr. Fadel's history at the Company
- RCII has dramatically underperformed following Mr. Fadel's departure
- <u>Mr. Fadel will bring much needed industry expertise to the RCII Board</u>



Source: Total stockholder return data per FactSet
Notes: 1. Until 1/27/2017, day before Engaged Capital 13D filing



Engaged Capital Has an Exemplary Record of Value Creation

Engaged Capital Returns[1]

- RCII's cherry-picked analysis of Engaged Capital's returns and holding periods is extremely misleading

- **Since inception, Engaged Capital has made 23 core investments[1] with a median return of 35%, an average return of 21% and an average holding period of 1.7 years**

Ticker	Name	ROI	Realized	Holding Period (Yrs)
OUTR	Outerwall, Inc.	61.3%	Realized	0.7
MED	Medifast, Inc.	49.1%	Unrealized	3.3
BDBD	Boulder Brands, Inc.	45.8%	Realized	0.7
BHE	Benchmark Electronics, Inc.	45.2%	Unrealized	2.2
TKR	Timken Company	44.2%	Realized	1.7
OPLK	Oplink Communications	44.1%	Realized	0.7
AVAV	AeroVironment, Inc.	42.1%	Realized	2.0
HAR	Harman International	38.1%	Realized	0.7
MX	MagnaChip Semiconductor	36.7%	Unrealized	2.0
SIMG	Silicon Image, Inc.	36.1%	Realized	1.1
PKT	Procera Networks	35.9%	Realized	0.4
PRXL	PAREXEL International	35.4%	Realized	1.3
TIVO	Tivo Corporation	33.5%	Unrealized	4.1
ESL	Esterline Technologies	33.4%	Realized	1.2
STKL	Sunopta	21.6%	Unrealized	0.9
DST	DST Systems, Inc.	14.7%	Realized	0.6
RCII	Rent A Center	(1.6%)	Unrealized	0.6
VOLC	Volcano Corporation	(4.0%)	Realized	1.6
TRS	Trimas	(8.1%)	Unrealized	2.8
ANF	Abercrombie & Fitch	(18.3%)	Realized	2.7
JMBA	Jamba, Inc.	(19.0%)	Unrealized	3.0
HTWR	Heartware	(23.9%)	Realized	0.8
RTK	Rentech, Inc.	(66.0%)	Realized	3.1
	Average	**20.7%**		**1.7**

Source: Engaged Capital
Notes: 1. Core positions defined as 5% or greater portfolio weight; ROI calculated through 3/31/17



Companies in Which Engaged Capital Has Secured a Board Seat Have Consistently Outperformed

- OUTR
- MED
- BHE
- MX
- TIVO
- STKL
- TRS
- ANF
- JMBA
- HTWR

Average Return	**21.3%**
Average S&P 500 Return	16.6%
Outperformance	**4.8%**

Contrary to RCII's misleading statements, Engaged Capital has a proven track record of creating value in situations where it has secured board representation

Notes: Companies where director joined the board in conjunction with Engaged Capital settlement or contested election. Total stockholder returns calculated from day before Engaged Capital nominee was publicly named to the board and until the nominee left the board. For companies where the Engaged Capital nominee remains on the board, results are measured through 5/19/17

Engaged Capital's Plan: Reconstitute the Board

  

	Jeffrey J. Brown	Mitchell E. Fadel	Christopher Hetrick
Current / Previous Experience	■ CEO and founding member of Brown Equity Partners, LLC ■ Founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley and Brown from 1993 to 2007 ■ Has served on over 40 boards of directors ■ Lead director at Medifast (NYSE: MED) ■ Former director at Outerwall (formerly NASDAQ: OUTR)	■ President - U.S Pawn at EZCORP (NASDAQ: EZPW) from 2015 to 2016 ■ President/COO from 2000 to 2015 and Director from 2000 to 2013 at RCII ■ Former President and CEO of RCII subsidiary ColorTyme from 1992 to 2000 ■ 32 years of RTO experience	■ As a Principal of Engaged Capital, Mr. Hetrick represents the largest owner of RCII with a 20.5% economic interest in the Company ■ Dedicated 15-year career unlocking value in publicly traded consumer companies ■ Brings significant capital allocation, financial and executive compensation expertise

Our Nominees Have the Experience Necessary to Create Value at RCII

✓ **Expertise in operations, financial management, and M&A transactions in consumer and technology companies**

✓ **Significant executive experience in RTO**

✓ **Incentives aligned with RCII stockholders**



Investor Contact:

Saratoga Proxy Consulting, LLC

John Ferguson, 212-257-1311

jferguson@saratogaproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com